Icon Vapor, Inc.

8525 Arjons Drive Suite A

San Diego, CA 92126

February 17, 2015

Ms. Amanda Ravitz

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Icon Vapor, Inc.

Amendment No. 3 to Registration Statement on Form 10

Filed January 21, 2015

File No. 000-55284

Dear Ms. Ravitz:

Icon Vapor, Inc., a California corporation (the “Company”), has received and reviewed your letter of February 5, 2015, pertaining to Company’s Amended Registration Statement on Form 10 as filed with the Securities & Exchange Commission (the “Commission”) on January 21, 2015, (the “Filing”), File No. 000-55284.

Specific to your comments, please find our responses below. The following numbered responses correspond to those numbered comments as set forth in the comment letter dated February 5, 2015.

On August 28, 2013, we issued 600,000 shares of our common stock, page 23

1.       We note your response to prior comment 6. Please tell us how you concluded that you were able to sell the 600,000 shares of common stock to Kodiak at $.225 per share on August 28, 2013. In this regard, your response should address (1) the Option Agreement dated April 5, 2013, filed as Exhibit 1.2 to your Form 1-A amended April 23, 2013 in which you granted Kodiak an option to purchase shares of common stock at fixed price of $.40 per share; (2) the disclosure on page 8 of your Form 1-A amended August 1, 2013 that Kodiak had the option to purchase the shares at a fixed price of $.40 per share; (3) your offering statement on Form 1-A that was qualified on August 14, 2013; and (4) the disclosure on page 37 of your Form 10 amended January 21, 2015 that on August 30, 2013 you issued 16,393 shares to an entity for services valued at $.6199 per share and from November 2013 until July 2014 you issued shares for services valued at or over $.40 per share.

RESPONSE:

As noted in our previous response and as indicated in the Filing, on August 28, 2014, we entered into an Addendum to the Option Agreement with Kodiak (the “Addendum”) pursuant to which the Company issued 600,000 shares to Kodiak in exchange for cash equal to a total purchase price of $135,000, or a purchase price of $0.225 per share. The Addendum was entered into due to the prevailing market conditions at the time, and in order for the Company to induce Kodiak to exercise the option, the Company was forced to renegotiate the per share price. At the time the Company need the fund in order to preserve shareholder value and to continue to fund our operations. The Option Agreement was amended to reflect the new price. The Addendum was entered into on August 28, 2014, just over a year after the Form 1-A was qualified (August 14, 2013).

Further, the disclosure on page 37 of our Form 10 amended January 21, 2015, regarding the issuances on August 30, 2013 for 16,393 shares to an entity for services valued at $.6199 per share and from November 2013 until July 2014 issuance of shares for services valued at or over $.40 per share, these transactions resulted in valuing services with third-party vendors, and there was no payment for the shares. It is the Company’s general practice to seek the highest share value when negotiating any share issuance to vendors for the settlement of debt. We believe these issuance were in the best interest of the Company and our shareholders.

2.       Please revise your risk factors to address the fact that, contrary to the requirement that you sell your shares listed in your offering statement on Form 1-A qualified on August 14, 2013 at a fixed per share price of $.40, you actually sold those shares at $.225 per share.

RESPONSE:

We have revised the Filing accordingly, see page

In connection with the Company’s responding to the comments set forth in the February 5, 2015, letter, the Company acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

/s/ Daniel Balsiger
Daniel Balsiger
CEO and President

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